Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (727) 368-4448
E-mail: HarrisonDJEsq@tampabay.rr.com

April 14, 2006
Mr. Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 06010
100 F Street, NE
Washington D.C., 20549

Re: Avalon Development Enterprises, Inc.
Fourth Amendment to Registration Statement on Form SB-2
File No. 333-130937
Filed: April 14, 2006

Dear Mr. Riedler:

The table below contains Avalon Development Enterprises, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 12, 2006. On behalf of the Company, on April 14, 2006, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a “.pdf” version of the “red-lined” document which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Regarding your comments numbers 6 and 7 concerning the financial statements.  These changes should have been incorporated into our SB2-A/4.  The auditor, Randall Drake, C.P.A. had made these changes and they did not get put into the SB2-A/4.  They are now inserted in full detail as requested in your comments.  We have still included a new Auditors Consent for the changes.

Risk Factors
(5)Our Competitors Have Greater Financial Resources Than We Do...Page 3
1. Revision made in accordance with your comment. We have moved this statement to the appropriate section as well as defined "triple net leases".
Business
2. This disclosure was revised to include a chronological chain of events in accordance with your comment.
3. This disclosure has been changed to delete any reference to assisting or customizing financial strategies to provide more concise and clear discussion.
4. We have deleted this reference and modified our disclosure to be more concise.
5. Revision made in accordance with your comment.
Financial Statements - December 31, 2005
Note F - Earnings per Common Share, Page F-8
6. Revision made in accordance with your comment.
Financial Statements - December 31, 2004
Note F - Fixed Asset Dispositions, page F-15
7. Revision made in accordance with your comment.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (727) 368-4448.

Sincerely,
/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Avalon Development Enterprises, Inc. SB-2/A-3
2. Adobe Acrobat (.pdf) Avalon Development Enterprises, Inc. SB-2/A-3 Red-lined
3. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.3: Consent of Experts and Counsel: Independent Auditor's Consent by Randall N. Drake, C.P.A.